Exhibit 99.1

TANTECH HOLDINGS LTD AND SUBSIDIARIES

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Tantech Holdings Ltd and Subsidiaries

Condensed Consolidated Balance Sheets

	June 30,	December 31,
	2022	2021
	(Unaudited)
Assets
Current Assets
Cash and cash equivalents	$10,802,613	$43,144,049
Restricted cash	—	422,832
Accounts receivable, net	47,011,566	44,962,926
Factoring receivable	43,728,005	—
Inventories, net	978,837	1,069,698
Due a from related party	—	10,354,051
Advances to suppliers, net	3,155,084	3,420,628
Prepaid taxes	1,534,200	1,609,466
Prepaid expenses and other receivables, net	463,405	824,239
Total Current Assets	107,673,710	105,807,889

Other Assets
Property, plant and equipment, net	1,829,261	2,103,947
Intangible assets, net	191,853	205,971
Right of use assets	1,700,923	313,172
Long-term investment	24,832,024	26,096,079
Total Non-current Assets	28,554,061	28,719,169
Total Assets	$136,227,771	$134,527,058

Liabilities and Stockholders’ Equity
Current Liabilities
Short-term bank loans	$4,192,344	$4,719,552
Accounts payable	2,396,958	1,563,787
Due to related parties	971,919	1,847,421
Customer deposits	1,060,664	3,580,622
Taxes payable	966,359	823,701
Loan payable to third parties	3,579,893	7,002,385
Lease liabilities-current	463,433	115,330
Accrued liabilities and other payables	2,624,664	2,114,258
Total Current Liabilities	16,256,234	21,767,056
Lease liabilities non-current	1,390,100	223,291
Total Liabilities	17,646,334	21,990,347

Stockholders’ Equity
Common stock, $0.24 par value, 6,000,000 shares authorized, 1,219,937 and 266,640 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively*	292,786	63,995
Additional paid-in capital	79,458,395	69,566,786
Statutory reserves	7,196,867	6,874,614
Retained earnings	38,462,003	36,684,794
Accumulated other comprehensive (loss) income	(4,884,131)	1,071,149
Total Stockholders’ Equity attributable to the Company	120,525,920	114,261,338
Noncontrolling interest	(1,944,483)	(1,724,627)
Total Stockholders’ Equity	118,581,437	112,536,711
Total Liabilities and Stockholders’ Equity	$136,227,771	$134,527,058

*Retroactively restated for one-for-twenty-four reverse split with effective date of November 9, 2022.

The accompanying notes are an integral part of these consolidated unaudited condensed financial statements.

Tantech Holdings Ltd and Subsidiaries

Unaudited Condensed Consolidated Statements of Income (Loss) and Comprehensive Loss

	For the Six Months Ended June 30,
	2022	2021

Revenues	$27,025,728	$20,633,188
Cost of revenues	21,891,512	16,660,387
Gross Profit	5,134,216	3,972,801

Operating expenses
Selling expenses	145,080	122,045
General and administrative expenses	1,528,535	1,399,295
Share-based compensation	—	1,840,000
Research and development expenses	236,568	6,351,853
Total operating expenses	1,910,183	9,713,193

Income (loss) from operations	3,224,033	(5,740,392)

Other income (expenses)
Interest income	191,905	57,374
Interest expense	(106,978)	(137,594)
Government subsidy income	9,408	47,033
Rental income from related parties	69,641	67,166
Other income, net	21,396	1,796
Total other income	185,372	35,775

Income (loss) before provision for income taxes	3,409,405	(5,704,617)
Provision for income taxes	1,537,161	1,047,595
Net income (loss)	1,872,244	(6,752,212)
Less: net loss attributable to noncontrolling interest	(227,218)	(181,734)
Net income (loss) attributable to common stockholders of Tantech Holdings Ltd.	$2,099,462	$(6,570,478)

Net income (loss)	1,872,244	(6,752,212)
Other comprehensive income (loss):
Foreign currency translation adjustment	(5,947,918)	975,600
Comprehensive loss	(4,075,674)	(5,776,612)
Less: Comprehensive loss attributable to noncontrolling interest	(219,856)	(182,086)
Comprehensive loss attributable to common stockholders of Tantech Holdings Ltd.	$(3,855,818)	$(5,594,526)

Earnings (loss) per share
Basic	$2.72	$(42.33)
Diluted	$2.66	$(42.33)
Weighted Average Shares Outstanding
Basic	773,083	155,224
Diluted	789,308	155,224

*Retroactively restated for one-for-twenty-four reverse split with effective date of November 9, 2022.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Tantech Holdings Ltd and Subsidiaries

Unaudited Condensed Consolidated Statements of Stockholders’ Equity

				Accumulated
			Additional	Other			Non	Total
	Common Stock		Paid in	Comprehensive	Statutory	Retained	Controlling	Stockholders’
	Shares	Amount	Capital	Income (loss)	Reserves	Earnings	Interest	Equity
Balance at December 31, 2020	149,554	$35,894	$48,392,181	$(1,493,070)	$6,437,506	$45,480,031	$638,846	$99,491,388

Issuance of common stock for private placement	22,417	5,380	6,933,620	—	—	—	—	6,939,000
Issuance of common stock for services	6,667	1,600	1,838,400	—	—	—	—	1,840,000
Foreign currency translation adjustment	—	—	—	975,952	—	—	(352)	975,600
Net loss	—	—	—	—	—	(6,570,478)	(181,734)	(6,752,212)
Balance at June 30, 2021	178,638	$42,874	$57,164,201	$(517,118)	$6,437,506	$38,909,553	$456,760	$102,493,776

Balance at December 31, 2021	266,640	$63,995	$69,566,786	$1,071,149	$6,874,614	$36,684,794	$(1,724,627)	$112,536,711

Proceeds received from issuance of common stock	953,333	228,800	9,891,600	—	—	—	—	10,120,400
Cancellation of common stock due to reverse split	(36)	(9)	9	—	—	—	—	—
Appropriation of retained earnings to statutory reserve fund	—	—	—	—	322,253	(322,253)	—	—
Foreign currency translation adjustment	—	—	—	(5,955,280)	—	—	7,362	(5,947,918)
Net income	—	—	—	—	—	2,099,462	(227,218)	1,872,244
Balance at June 30, 2022	1,219,937	$292,786	$79,458,395	$(4,884,131)	$7,196,867	$38,462,003	$(1,944,483)	$118,581,437

*Retroactively restated for one-for-twenty-four reverse split with effective date of November 9, 2022.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Tantech Holdings Ltd and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

	For the Six Months Ended June 30,
	2022	2021
Cash flows from operating activities
Net income (loss)	$1,872,244	$(6,752,212)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation expense	200,439	234,756
Amortization of intangible asset	4,280	235,593
Allowance for doubtful accounts	(383,677)	14,395
Loss from disposal of property, plant and equipment	—	30
Issuance of common stock for services	—	1,840,000
Change in inventory reserve	—	296,702
Amortization of right of use assets	110,533	—
Changes in operating assets and liabilities:
Accounts receivable	(3,962,927)	(1,611,062)
Factoring receivable	(45,192,439)	—
Advances to suppliers	100,864	(128,735)
Advances to suppliers - related party	—	1,546,000
Inventory	40,355	(39,140)
Prepaid expenses and other receivables	331,977	(417,223)
Accounts payable	920,171	743,811
Accrued liabilities and other payables	628,198	(917,137)
Customer deposits	(2,425,102)	2,945,780
Taxes payable, net of prepaid taxes	185,887	352,413
Lease liabilities	22,160	—
Net cash used in operating activities	(47,547,037)	(1,656,029)

Cash flows from investing activities
Acquisition of property, plant and equipment	(21,879)	(5,086)
Net cash used in investing activities	(21,879)	(5,086)

Cash flows from financing activities
Net proceeds from equity financing	10,120,400	6,939,000
Repayment of loans from third party	(3,186,566)	(309,200)
Bank acceptance notes payable, net of repayment	—	(1,767,975)
Proceeds from bank loans	—	2,473,600
Repayment of bank loans	(308,600)	(2,782,800)
Proceeds from (repayment of) loans from related parties, net	9,333,670	161,589
Net cash provided by financing activities	15,958,904	4,714,214

Effect of exchange rate changes on cash, restricted cash and cash equivalents	(1,154,256)	319,398

Net (decrease) increase in cash, restricted cash and cash equivalents	(32,764,268)	3,372,497

Cash, restricted cash and cash equivalents, beginning of period	43,566,881	37,339,304

Cash, restricted cash and cash equivalents, end of period	$10,802,613	$40,711,801

Supplemental disclosure information:
Income taxes paid	$1,341,579	$709,980
Interest paid	$106,978	$137,594

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Organization and Nature of Business

Tantech Holdings Ltd (“Tantech” or “Tantech BVI”) is a holding company established under the laws of the British Virgin Islands on November 9, 2010. Tantech engages in the research and development, production and distribution of various products made from bamboo, manufacture and selling electric vehicles and non-electric vehicles, as well as investment in mining exploration. On August 3, 2021, Tantech completed dismantling its VIE structure. As of June 30, 2022, details of the subsidiaries of the Company and their principal business activities are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Tantech Holdings Ltd (“Tantech” or “Tantech BVI”)	November 9, 2010	BVI	Parent	Holding Company

USCNHK Group Limited (“USCNHK”)	October 17, 2008	Hong Kong	100% by the Parent	Holding Company

EAG International Vantage Capitals Limited (“Euroasia”)	April 27, 2015	Hong Kong	100% by the Parent	Holding Company

EPakia Inc. (“EPakia”)	On May 19, 2022	United States	100% by the Parent	Biodegradable packaging business

Tantech Holdings (Lishui) Co. Ltd. (“Lishui Tantech”)	April 7, 2016	Lishui, Zhejiang Province, China	100% by USCNHK	Holding Company

Euroasia New Energy Automotive (Jiangsu) Co. Ltd. (“Euroasia New Energy”)	October 24, 2017	Zhangjia Gang, Jiangsu Province, China	100% by Euroasia	Holding Company

Shanghai Jiamu Investment Management Co., Ltd (“Jiamu”)	July 14, 2015	Shanghai, China	100% by Euroasia	Holding Company

Hangzhou Wangbo Investment Management Co., Ltd (“Wangbo”)	February 2, 2016	Hangzhou, Zhejiang Province, China	100% by Jiamu	Holding Company

Hangzhou Jiyi Investment Management Co., Ltd (“Jiyi”)	February 2, 2016	Hangzhou, Zhejiang Province, China	100% by Jiamu	Holding Company

Shangchi Automobile Co., Ltd. (“Shangchi Automobile”)	Acquired on July 12, 2017	Zhangjia Gang, Jiangsu Province, China	51% by Wangbo and 19% by Jiyi	Manufacturing and sale of specialty electric and non-electric vehicles and power batteries

Shenzhen Yimao New Energy Sales Co., Ltd. (“Shenzhen Yimao”)	November 13, 2018	Shenzhen, Guangdong Province, China	100% by Shangchi Automobile	Electric vehicles sales

Lishui Xincai Industrial Co., Ltd. (“Lishui Xincai”)	December 14, 2017	Lishui, Zhejiang Province, China	100% by Lishui Tantech	Holding Company

Zhejiang Tantech Bamboo Charcoal Co., Ltd. (“Tantech Charcoal”)	September 5, 2002	Lishui, Zhejiang Province, China	100% by Lishui Xincai	Manufacturing, selling and trading various products made from bamboo and charcoal

Lishui Jikang Energy Technology Co., Ltd. (“Jikang Energy”)	January 2, 2020	Lishui, Zhejiang Province, China	100% by Lishui Xincai	Holding Company

Hangzhou Tanbo Tech Co., Ltd. (“Tanbo Tech”)	December 8, 2015	Hangzhou, Zhejiang Province, China	100% by Lishui Xincai	Exploring business opportunities outside Lishui area

Zhejiang Tantech Bamboo Technology Co., Ltd. (“Tantech Bamboo”)	December 31, 2005	Lishui, Zhejiang Province, China	100% by Jikang Energy	Manufacturing and sale of various products made from bamboo

Zhejiang Shangchi New Energy Automobile Co., Ltd. (“Zhejiang Shangchi”)	November 12, 2020	Lishui, Zhejiang Province, China	100% by Lishui Tantech	Sales of automobiles

Lishui Smart New Energy Automobile Co., Ltd. (“Lishui Smart”)	November 16, 2020	Lishui, Zhejiang Province, China	100% by Lishui Tantech	Research, development and manufacturing new energy automobiles

Gangyu Trading (Jiangsu) Co., Ltd. (“Gangyu Trading”)	August 10, 2021	Zhangjiagang Jiangsu Province, China	100% by Euroasia New Energy	Marketing and selling electric vehicles

Shangchi (Zhejiang) Intelligent Equipment Co., Ltd. (“Shangchi Intelligent Equipment”)	August 26, 2021	Pinghu Zhejiang Province, China	100% by Euroasia	Manufacturing and sales company focusing on new energy vehicles

Shanghai Wangju Industrial Group Co., Ltd. (“Shanghai Wangju”)	September 23, 2021	Shanghai, China	100% by Jiamu	Investing in the factoring industry

Eurasia Holdings (Zhejiang) Co., Ltd. (“Eurasia Holdings”)	July 15, 2021	Hangzhou Zhejiang province, China	100% by Euroasia	Marketing and selling electric vehicles

Hangzhou Eurasia Supply Chain Co., Ltd. (“Eurasia Supply”)	August 4 2021	Hangzhou Zhejiang province, China	100% by Eurasia Holdings	Supply chain business

Zhejiang Shangchi Medical Equipment Co., Ltd. (“Shangchi Medical”)	November 13, 2021	Pinghu Zhejiang Province, China	100% by Shangchi Intelligent Equipment	Manufacturing and sales company focusing on new energy vehicles

Shenzhen Shangdong Trading Co., Ltd. (“Shenzhen Shangdong”)	July 13, 2016	Shenzhen Guangdong Province, China	100% by Shanghai Wangju	Investing in the factoring industry

China East Trade Co., Ltd. (“China East”)	February 15, 2018	Hong Kong	100% by Euroasia	Investing in the factoring industry

First International Commercial Factoring (Shenzhen) Co., Ltd. (“First International”)	July 27, 2017	Shenzhen Guangdong Province, China	75% by Shenzhen Shangdong 25% by China East	Investing in the factoring industry

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies

Principal of Consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The consolidated financial statements include the financial statements of Tantech BVI and its subsidiaries (collectively, the “Company”). All significant inter-company balances and transactions are eliminated upon consolidation.

Non-controlling interest

Non-controlling interest represents 30% of the equity interest in Shangchi Automobile and its subsidiary Shenzhen Yimao owned by Zhangjiagang Jinke Chuangtou Co., Ltd., which is not under the Company’s control.

Use of Estimates

In preparing the unaudited condensed consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates unaudited condensed of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting year. Significant items subject to such estimates and assumptions include the fair value estimates used in the useful lives of property and equipment and intangible assets, allowances pertaining to the allowance for doubtful accounts of accounts receivable, advance to suppliers and other receivables, the valuation of inventories, the impairment of long-lived assets, and the realizability of deferred tax assets.

Fair Value of Financial Instruments

The Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 820, “Fair Value Measurements”, defines fair value, establishes a three-level valuation hierarchy for fair value measurements and enhances disclosure requirements.

The three levels are defined as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3 - inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, restricted cash, accounts receivable, advances to suppliers, other receivables, accounts payable, customer deposits, accrued expenses, short term bank loans and bank acceptance notes payable approximates their recorded values due to their short-term maturities.

Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less and money market accounts to be cash equivalents. All cash balances are in bank accounts in PRC and are not insured by the Federal Deposit Insurance Corporation or other programs.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies (continued)

Restricted Cash

As of December 31, 2021, the Company’s restricted cash represents the cash of $422,832 remains frozen in the bank accounts of one of the Company’s subsidiaries as the result of the ongoing lawsuit filed by Mr. Hengwei Chen to against the Company (see Note 12). There was no restricted cash as of June 30, 2022.

Concentrations of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, trade accounts receivable and advances to suppliers. All of the Company’s cash is maintained with banks within the People’s Republic of China of which no deposits are covered by insurance. The Company has not experienced any losses in such accounts. A significant portion of the Company’s sales are credit sales which are primarily to customers whose ability to pay is dependent upon the industry economics prevailing in these areas. The Company also makes cash advances to certain suppliers to ensure the stable supply of key raw materials. The Company performs ongoing credit evaluations of its customers and key suppliers to help further reduce credit risk.

Accounts receivable

Accounts receivable are presented at invoiced amount net of an allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts for estimated losses. The Company reviews its accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer’s payment history, its current credit-worthiness and current economic trends. Accounts are written off after efforts at collection prove unsuccessful.

Inventory

The Company values its inventories at the lower of cost, determined on a weighted average basis, or net realizable value. The Company reviews its inventories periodically to determine if any markdown is necessary for potential obsolescence or if a write-down is necessary if the carrying value exceeds net realizable value.

Advances to suppliers

In order to ensure a steady supply of raw materials, the Company is required from time to time to make cash advances when placing its purchase orders. The Company reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to refund an advance or provide supplies to the Company.

Property and Equipment and Construction in Progress

Property and equipment are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies (continued)

Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets. The estimated useful lives for significant property and equipment are as follows:

Buildings	20 years
Machinery and equipment	5 - 10 years
Transportation equipment	4 - 5 years
Office equipment	4 - 5 years
Electronic equipment	3 - 5 years

Repairs and maintenance costs are normally charged to earnings in the year in which they are incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalized as an additional cost of the asset.

Construction in progress includes direct costs of construction or acquisition of equipment, interest expense associated with the loans used for the construction and design fees incurred. Capitalization of these costs ceases and the construction in progress is transferred to plant and equipment when substantially all the activities necessary to prepare the assets for their intended use are completed. No depreciation is provided until it is completed and ready for its intended use.

Intangible assets

Intangible assets are acquired individually or as part of a group of assets, and are initially recorded at cost. The cost of a group of assets acquired in a transaction is allocated to the individual assets based on their relative fair values. Intangible assets are carried at cost less accumulated amortization and any recorded impairment. Intangible assets with finite useful lives are amortized using a straight-line method over the period of estimated useful life. The estimated useful lives of the Company’s intangible assets are as follows:

Estimated Useful Life
Licenses and permits	Indefinite
Software	5 - 10 years
Land use right	50 years
Patents	10 years

The Company evaluates intangible assets for impairment whenever events or changes in circumstances indicate that the assets might be impaired.

Long term investments

The Company accounts for investment in equity investees over which it has significant influence but does not own a majority of the equity interest or lack of control using the equity method. For investment in equity investees over which the Company does not have significant influence or the underlying shares the Company invested in are not considered in-substance common stock and have no readily determinable fair value, the cost method accounting is applied.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies (continued)

The Company records the equity method investments at historical cost and subsequently adjusts the carrying amount each period for share of the earnings or losses of the investee and other adjustments required by the equity method of accounting. Dividends received from the equity method investments are recorded as reductions in the cost of such investments. The Company records the cost method investments at historical cost and subsequently record any dividends received from the net accumulated earnings of the investee as income. Dividends received in excess of earnings are considered a return of investment and are recorded as reductions in the cost of the investments.

Investment in equity investees are evaluated for impairment when facts or circumstances indicate that the fair value of the investment is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near term prospects of the investments; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Company evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available.

Customer Deposits

Customer deposits represent amounts received from customers in advance of shipments relating to the sales of the Company’s products.

Loan Payable to Third Parties

Loan payable to third parties represent amounts the Company borrowed from third parties for working capital purpose. On December 17,2021, the Company borrowed $6,663,200 (RMB 44,629,608) from two third parties, the amounts are unsecured with interest rate 6% per annum and with one year term from December 17, 2021 to December 16, 2022, after repayment of $3,083,307 (RMB 20,651,758) in principal, the balance was $3,579,893 (RMB23,977,850) as of June 30, 2022. If the Company fails to repay the debt, the Company shall pay the third parties for the liquidated damages at the rate of thousandths of the amount in arrears per day, and also compensate the legal costs, execution fees, etc. incurred in realizing the creditor’s rights.

Leases

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-02, Leases (Topic 842). The standard requires lessees to recognize lease assets and lease liabilities on the balance sheet and requires expanded disclosures about leasing arrangements. The new standard establishes a right-of-use model (“ROU”) that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months.

The Company adopted ASC 842 on January 1, 2019 on a modified retrospective basis and elected the practical expedients permitted under the transition guidance, which allows the Company to carryforward the historical lease classification, the assessment on whether a contract is or contains a lease, and the initial direct costs for any leases that exist prior to adoption of the new standard. Leases with an initial term of 12 months or less are not recognized on the balance sheet and the associated lease payments are included in the consolidated statements of comprehensive income (loss) on a straight-line basis over the lease term. The standard did not materially impact our consolidated net earnings and cash flows.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies (continued)

Revenue Recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on January 1, 2018 using the modified retrospective approach. There is no adjustment to the opening balance of retained earnings at January 1, 2018 since there was no change to the timing and pattern of revenue recognition upon adoption of ASC 606. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. The Company’s revenues are primarily derived from the following sources:

Sales of products: The Company recognizes sales revenue, net of sales taxes and estimated sales returns, at the time the product is delivered to the customer and control is transferred (point of sale).

For the Company’s electric vehicles sales contracts, the Company provides a warranty for 12 months from the products are delivered. The Company determines such product warranty is an assurance-type warranty and is not a separated performance obligation in revenue recognition, because the nature of warranty is to provide assurance that a product will function as expected and in accordance with customer’s specification. The Company estimates the warranty costs when the promised good is delivered to the customer and accrues as warranty liabilities.

Commission income: The Company acts as an agent without assuming the risks and rewards of ownership of the goods and reports the revenue on a net basis. Revenue is recognized based on the completion of the contracted service.

Government manufacturing rebate income: The Company sells electric vehicles in China and is eligible for a government manufacturing rebate on each qualifying electric vehicle sold. The government manufacturing rebates are recognized as part of revenue when sales are finalized, amount of rebate can be reasonably estimated and collection is assured. The collectability of rebates can be assured as long as the sales are deemed qualifying based on the criteria set by the government.

Factoring income: The Company provides commercial factoring service to customers who seek financing from their receivables. The Company identifies the distinct performance obligation is to serve the customer with ongoing factoring service over the contractual period. The Company’s customer simultaneously receives and consumes the benefit provided by the company performance over the loan term. As the result, the Company recognizes the interest income from factoring service over the contract time.

Revenue is reported net of all value added taxes. The Company does not routinely permit customers to return products and historically, customer returns have been immaterial.

Cost of Revenues

Cost of revenues includes cost of raw materials purchased, inbound freight cost, cost of direct labor, depreciation expense and other overhead. Write-down of inventory for lower of cost or net realizable value adjustments is also recorded in cost of revenues.

Shipping and Handling

Shipping and handling costs are expensed as incurred and included in selling expenses.

Subsidy Income

The Company periodically receives various government grants such as “High Technology Projects Subsidy” and “Scientific Research Grant”. There is no guarantee the Company will continue to receive such grants in the future.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies (continued)

Foreign Currency Translation

The Company’s financial information is presented in U.S. dollars. The functional currency of the Company’s subsidiaries in the PRC is the RMB, the currency of the PRC. Any subsidiary transactions, which are denominated in currencies other than RMB, are translated into RMB at the exchange rate quoted by the People’s Bank of China prevailing at the dates of the transactions, and exchange gains and losses are included in the statements of comprehensive income (loss) as foreign currency transaction gain or loss. The consolidated financial statements of the Company have been translated into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters”. The financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in stockholders’ equity. Cash flows from the Company’s operations are calculated based upon the local currencies using the average translation rate. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	Six months ended June 30, 2022		Six months ended June 30, 2021		December 31, 2021
US$:RMB exchange rate	Period End	$0.1493	Period End	$0.1549	Period End	$0.1569
	Average	$0.1543	Average	$0.1546	Average	$0.1550

Research and development costs

Research and development expenses include costs directly attributable to the conduct of research and development projects, including the cost of salaries and other employee benefits, testing expenses, consumable equipment and consulting fees prior to the establishment of technological feasibility. All costs associated with research and development are expensed as incurred.

Comprehensive Income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of stockholders’ equity but are excluded from net income (loss). Other comprehensive income (loss) consists of foreign currency translation adjustment from those subsidiaries not using the U.S. dollar as their functional currency.

Income Taxes

The Company’s subsidiaries in China are subject to the income tax laws of the PRC. No taxable income was generated outside the PRC as of June 30, 2022. The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies (continued)

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. The statute of limitation on the PRC tax authority’s audit or examination of previously filed tax returns expires three years from the date they were filed. There were no material uncertain tax positions as of June 30, 2022 and December 31, 2021.

Value Added Tax (“VAT”)

The Company is subject to VAT for selling merchandise. The applicable VAT rate is 11% or 13% or 17% (depending on the type of goods involved) for products sold in the PRC. The applicable VAT rate of 17% and 11% decreased to 16% and 10% starting from May 2018, and further decreased to 13% and 9% from April 1, 2019. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of goods sold (output VAT) less VAT paid on purchases made with the relevant supporting invoices (input VAT). Under the commercial practice of the PRC, the Company pays VAT based on tax invoices issued. The tax invoices may be issued subsequent to the date on which revenue is recognized, and there may be a considerable delay between the date on which the revenue is recognized and the date on which the tax invoice is issued. In the event the PRC tax authorities dispute the date on which revenue is recognized for tax purposes, the PRC tax office has the right to assess a penalty based on the amount of taxes which is determined to be late or deficient, with any penalty being expensed in the period when a determination is made by the tax authorities that a penalty is due. During the reporting periods, the Company had no dispute with PRC tax authorities and there was no tax penalty incurred.

Earnings (loss) per Share (“EPS”)

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”), and SEC Staff Accounting Bulletin No. 98 (“SAB 98”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of June 30, 2022 and December 31, 2021, the total number of registered and unregistered warrants outstanding both were 6,558,175 (split-adjusted 27,322). For the six months ended June 30, 2022, 16,225 warrants were included in diluted income per share since the exercise prices for the warrants were lower than the average market price. For the six months ended June 30, 2021, no warrants were included in the diluted loss per share as they would be anti-dilutive.

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows,” cash flows from the Company’s operations are calculated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Risks and Uncertainties

The operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environments in the PRC, in addition to the general state of the PRC economy. The Company’s operating results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies (continued)

The Company’s sales, purchases and expense transactions are denominated in RMB, and primarily all of the Company’s assets and liabilities are also denominated in RMB. The RMB is not freely convertible into foreign currencies under the current law. In China, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China, the central bank of China. Remittances in currencies other than RMB may require certain supporting documentation in order to affect the remittance.

The Company does not carry any business interruption insurance, products liability insurance or any other insurance policy except for a limited property insurance policy. As a result, the Company may incur uninsured losses, increasing the possibility that investors would lose their entire investment in the Company.

COVID-19

The Company’s operations were affected by the recent and ongoing outbreak of the coronavirus disease 2019 (COVID-19) which in March 2020, was declared a pandemic by the World Health Organization. The COVID-19 outbreak is causing lockdowns, travel restrictions, and closures of businesses. The Company’s business has been negatively impacted by the COVID-19 coronavirus outbreak to certain extent in fiscal 2020.

From late January 2020 to the middle of February 2020, the Company had to temporarily suspend our manufacturing activities due to government restrictions. During the temporary business closure period, our employees had very limited access to our manufacturing facilities and the shipping companies were not available and as a result, the Company experienced difficulty delivering our products to the customers on a timely basis. In addition, due to the COVID-19 outbreak, some of the customers or suppliers may experience financial distress, delay or default on their payments, reduce the scale of their business, or suffer disruptions in their business due to the outbreak. Any increased difficulty in collecting accounts receivable, delayed raw materials supply, bankruptcy of small and medium businesses, or early termination of agreements due to deterioration in economic conditions could negatively impact our results of operations.

As of the date of this filing, the COVID-19 coronavirus outbreak in China appears to be controlled and most provinces and cities have resumed business activities under the guidance and support of the government. In light of the current situation, the Company believes that the impact of the COVID-19 outbreak on the business is both temporary and limited, and that the revenues have started growing again in fiscal 2021 and fiscal 2022. However, there is still significant uncertainty regarding the possibility of another wave of infections, and the breadth and duration of business disruptions related to COVID-19, which could continue to have material impact to the Company’s operations.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes” (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). ASU 2019-12 will simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company adopted this guidance and this guidance did not have a material impact on the consolidated financial statements.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies (continued)

In January 2020, the FASB issued ASU 2020-01, Investments - Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) (“ASU 2020-01”), which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for the Company beginning January 1, 2021. The Company adopted this guidance and this guidance did not have a material impact on the consolidated financial statements.

In May 2021, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (“ASU 2021-04”). ASU 2021-04 provides guidance as to how an issuer should account for a modification of the terms or conditions or an exchange of a freestanding equity-classified written call option (i.e., a warrant) that remains classified after modification or exchange as an exchange of the original instrument for a new instrument. An issuer should measure the effect of a modification or exchange as the difference between the fair value of the modified or exchanged warrant and the fair value of that warrant immediately before modification or exchange and then apply a recognition model that comprises four categories of transactions and the corresponding accounting treatment for each category (equity issuance, debt origination, debt modification, and modifications unrelated to equity issuance and debt origination or modification). ASU 2021-04 is effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the guidance provided in ASU 2021-04 prospectively to modifications or exchanges occurring on or after the effective date. Early adoption is permitted for all entities, including adoption in an interim period. If an entity elects to early adopt ASU 2021-04 in an interim period, the guidance should be applied as of the beginning of the fiscal year that includes that interim period. The Company adopted this guidance and this guidance did not have a material impact on the consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have material impact on the unaudited condensed consolidated financial statements.

Note 3 – Liquidity

During six months ended June 30, 2022, the Company had a significantly growth in bamboo related products which generated revenue of $26.3 million from its consumer product segment. and two subsidiaries focus on developing and manufacturing of smart electric sanitation vehicles generated revenue of $0.7 million from Electric Vehicle (the “EV”) segment. In additional, the Company starts to provide commercial factoring business during six months ended June 30, 2022, the Company estimates that commercial factoring business will generate revenue approximately $1.2 million in fiscal 2022.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 – Liquidity (continued)

During six months ended June 30, 2022, the Company successfully completed one equity financing which resulted in net proceeds of $10.1 million. In addition, the Company obtained net proceeds of $19.4 million from two equity financings during fiscal 2021. As a result, the Company had approximately $10.8 million cash on hand as of June 30, 2022. Although the Company maintains a positive working capital as of June 30, 2022, the future operations of the Company depend on whether or not the Company can successfully collect its accounts receivable and utilize its advances, as well as how the change of government policies affect its EV business.

The Company currently plans to fund its operations mainly through renewal of bank borrowings, additional equity financing and the continuing financial support by its shareholders and its affiliates controlled by its principal shareholder, if necessary, in the near future to ensure sufficient working capital. The Company has implemented a stricter policy on sales to supermarkets and less credible customers and continues to improve its collection efforts on accounts with outstanding balances. The Company is actively working with its customers and suppliers and expects to fully collect outstanding accounts receivables or utilize the rest of prepayment balance in next twelve months.

The Company plans to fund the EV segment through additional private placement and continued support from the parent company. The principal shareholder of the Company, along with the affiliated entity, Forasen Group, has agreed to provide financial support to the Company whenever necessary.

Based on its current operating plan, management believes that the above-mentioned measures collectively will provide sufficient liquidity for the Company to meet its future liquidity and capital requirements for at least next twelve months from the date of this report.

Note 4 – Accounts Receivable

Accounts receivable consisted of the following:

	June 30,	December 31,
	2022	2021
Accounts receivable	$50,157,127	$48,680,634
Allowance for doubtful accounts	(3,145,561)	(3,717,708)
Accounts receivable, net	$47,011,566	$44,962,926

The movement of allowance for doubtful accounts are as follows:

	June 30,	December 31,
	2022	2021
Balance at beginning of period	$3,717,708	$3,699,890
Change of allowance for doubtful accounts	(405,198)	(53,436)
Write off	—	(15,631)
Translation adjustments	(166,949)	86,885
Balance at end of period	$3,145,561	$3,717,708

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 5 – Inventory

Inventory consisted of the following:

	June 30,	December 31,
	2022	2021
Raw materials	$411,880	$542,062
Finished products	217,628	231,836
Work in process	349,329	295,800
Total Inventory	$978,837	$1,069,698

For the six months ended June 30, 2022 and 2021, the Company recorded inventory reserve of $nil and $296,702, respectively.

Note 6 – Advances to Suppliers

Advances to Suppliers consisted of the following:

	June 30,	December 31,
	2022	2021
Advances to suppliers	$3,194,212	$3,459,374
Allowance for doubtful accounts	(39,128)	(38,746)
Advances to suppliers, net	$3,155,084	$3,420,628

The movement of allowance for doubtful accounts are as follows:

	June 30,	December 31,
	2022	2021
Balance at beginning of period	$38,746	$179,095
Change of allowance for doubtful accounts	21,521	(144,549)
Write off	(18,565)	(5)
Translation adjustments	(2,574)	4,205
Balance at end of period	$39,128	$38,746

Note 7 – Manufacturing Rebate Receivable

On September 13, 2013, the Chinese Ministry of Finance, the Chinese Ministry of Science and Technology, the Chinese Ministry of Industry and Information Technology, and the Chinese National Development and Reform Commission issued a joint announcement that in order to promote the development, sale and use of alternative energy vehicles, Chinese government will continue to provide a manufacturing rebate for qualifying alternative energy vehicles sold. The government manufacturing rebates are typically provided to eligible alternative energy automobile manufacturers after sales are finalized and paperwork regarding the eligible mileages is submitted. Based on the criteria, Shangchi Automobile (formerly known as Suzhou E-Motors) was eligible for government manufacturing rebates and had $5,755,237 as manufacturing rebate receivable as of December 31, 2020.

In 2021, the Chinese Ministry of Finance, the Chinese Ministry of Science and Technology, the Chinese Ministry of Industry and Information Technology, and the Chinese National Development and Reform Commission implemented a new policy which requires the minimum number of alternative energy vehicles for manufacturing rebate application shall be 10,000 for passenger vehicles and 1,000 for commercial use vehicles.

The Company determined that there is remote possibility to successfully claim the manufacturing rebate under the newly implemented policy. As a result, the Company recorded 100% allowance against the manufacturing rebate receivable as of December 31, 2021.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 8 – Property, Plant and Equipment, net

Property, plant and equipment stated at cost less accumulated depreciation consisted of the following:

	June 30,	December 31,
	2022	2021
Building	$4,987,014	$5,228,347
Machinery and Production equipment	1,250,731	1,307,356
Electronic equipment	196,006	203,305
Office equipment	46,094	48,440
Automobiles	518,606	545,006
Construction in progress	326,767	343,401
Subtotal	7,325,218	7,675,855
Less: Accumulated depreciation	(5,495,957)	(5,571,908)
Property, plant and equipment, net	$1,829,261	$2,103,947

Depreciation expense was $200,439 and $234,756 for the six months ended June 30, 2022 and 2021, respectively. As of June 30, 2022 and December 31, 2021, building with net book value of $507,586 and $588,063 respectively, were pledged as collateral for bank loans (Note 11).

Note 9 – Intangible Assets, net

Intangible assets stated at cost less accumulated depreciation amortization consisted of the following:

	June 30,	December 31,
	2022	2021
Software	$29,345	$30,838
Land use rights*	299,224	314,456
Patents	4,479,000	4,707,000
Subtotal	4,807,569	5,052,294
Less: Accumulated amortization	(4,615,716)	(4,846,323)
Intangible assets, net	$191,853	$205,971

*There is no private ownership of land in China. Land is usually owned by the local government and the government grants land use rights for specified terms. The Company acquired land use rights from the local government in December 2002 for period of 50 years. As of June 30,2022 and December 31, 2021, land use rights with net book value of $187,514 and $200,204, respectively, were pledged as collateral for bank loans (Note 11).

Amortization expense for intangible assets totaled $4,280 and $235,593 for the six months ended June 30, 2022 and 2021, respectively.

Note 10 – Leases

Effective January 1, 2019, the Company adopted ASC 842, the new lease accounting standard using a modified retrospective transition method which allowed the Company not to recast comparative periods presented in its consolidated financial statements. In addition, the Company elected the package of practical expedients, which allowed the Company to not reassess whether any existing contracts contain a lease, to not reassess historical lease classification as operating or finance leases, and to not reassess initial direct costs. The Company has not elected the practical expedient to use hindsight to determine the lease term for its leases at transition. The Company combines the lease and non-lease components in determining the ROU assets and related lease obligation. Adoption of this standard resulted in the recording of operating lease ROU assets and corresponding operating lease liabilities as disclosed below and had no impact on retained earnings as of June 30, 2022. ROU assets and related lease obligations are recognized at commencement date based on the present value of remaining lease payments over the lease term.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 10 – Leases (continued)

Supplemental balance sheet information related to operating leases was as follows:

	June 30,	December 31,
	2022	2021
Right-of-use assets, net	$1,700,923	$313,172

Operating lease liabilities - current	463,433	115,330
Operating lease liabilities - non-current	1,390,100	223,291
Total operating lease liabilities	$1,853,533	$338,621

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of June 30, 2022:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	8.55
Weighted average discount rate	4.50%

The following is a schedule of maturities of lease liabilities as of June 30, 2022:

Twelve months ending June 30,
2023	$532,481
2024	300,642
2025	234,029
2026	184,950
2027	184,950
Thereafter	739,803
Total future minimum lease payments	2,176,855
Less: imputed interest	323,322
Total	$1,853,533

Note 11 – Short-term Bank Loans

The Company’s short-term bank loans consist of the following:

	June 30,	December 31,
	2022	2021
Loan payable to Bank of China Lishui Branch	$2,550,044	$2,679,852
Loan payable to Shanghai Pudong Development (“SPD”) Bank Lishui Branch	1,642,300	2,039,700
Total	$4,192,344	$4,719,552

On December 22, 2021, Tantech Charcoal entered into a short-term loan agreement with Bank of China (Lishui Branch) to borrow approximately $2,550,044 (RMB 17,080,000) for six months with fixed annual interest rate of 4.5%. The purpose of the loan was for purchasing bamboo charcoal materials. The loan was collateralized by building and land use right of Tantech Bamboo with maximum guaranteed amount up to approximately $3.9 million (RMB25,960,000). The loan was also guaranteed by two related parties, Lishui Jiuanju Commercial Trade Co., Ltd. (“LJC”), and Forasen Group Co., Ltd., one unrelated third party, Zhejiang Meifeng Tea Industry Co., Ltd., and other three related individuals, Zhengyu Wang, Chairman of the Board and previous CEO of the Company, his wife, Yefang Zhang, and his relative, Aihong Wang.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 11 – Short-term Bank Loans (continued)

On April 1, 2022, the Company entered into a short-term-loan agreement with SPD Bank (Lishui Branch) to extend the remaining loan $1,791,600 (RMB12 million) to March 30, 2023 with fixed interest rate of 3.9%. The purpose of the loan was to fund working capital needs. The loan was guaranteed by three related parties, Zhengyu Wang and his wife, Yefang Zhang and Forasen Group Co., Ltd., a company owned by Zhengyu Wang and Yefang Zhang; a third party, Lishui Zhongyun Mitai Industrial Co., Ltd. The loan was also collateralized by building and land use right of Tantech Energy with maximum guaranteed amount up to approximately $4.4 million (RMB29,250,000). As of June 30, 2022, the outstanding balance was $1,642,300 (RMB11 million), the loan was fully repaid in September, 2022 subsequently.

As of June 30, 2022, total bank loans payable amounted to $4,192,344.

On July 2, 2021, Tantech Charcoal entered into a short-term loan agreement with Bank of China (Lishui Branch) to borrow approximately $2,679,852 (RMB 17,080,000) for six months with fixed annual interest rate of 4.65%. The purpose of the loan was for purchasing bamboo charcoal materials. The loan was collateralized by building and land use right of Tantech Bamboo with maximum guaranteed amount up to approximately $4.1 million (RMB25,960,000). The loan was also guaranteed by two related parties, Lishui Jiuanju Commercial Trade Co., Ltd. (“LJC”), and Forasen Group Co., Ltd., one unrelated third party, Zhejiang Meifeng Tea Industry Co., Ltd., and other three related individuals, Zhengyu Wang, Chairman of the Board and previous CEO of the Company, his wife, Yefang Zhang, and his relative, Aihong Wang. The loan was renewed for one year from December 22, 2021 with fixed annual interest rate of 4.5%.

On April 7, 2021, Tantech Bamboo entered into a short-term loan agreement with SPD Bank (Lishui Branch) to borrow $2,510,400 (RMB 16 million) for one year with fixed annual interest rate of 5.65%. The purpose of the loan was to fund working capital needs. The loan was guaranteed by three related parties, Zhengyu Wang and his wife, Yefang Zhang and Forasen Group Co., Ltd., a company owned by Zhengyu Wang and Yefang Zhang. The loan was also collateralized by building and land use right of Tantech Energy with maximum guaranteed amount up to approximately $4.6 million (RMB29,250,000). The Company repaid $470,700 (RMB 3.0 million) as required during years ended December 31, 2021. The company further repaid $156,900 (RMB 1 million) subsequently. And the remaining loan was subsequently renewed for another year with new maturity date of March 30, 2023, at a fixed annual interest rate of 3.90%. The renewed loan was guaranteed by one more unrelated third party, Lishui Zhongyun Mitai Industrial Co., Ltd.

As of December 31, 2021, total bank loans payable amounted to $4,719,552.

For the six months ended June 30, 2022 and 2021, the interest expense related to bank loans was $106,978 and $137,594, respectively.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 12 – Related Party Balances and Transactions

Due from a related party

In October 2021, an aggregated of $9,852,517 (RMB65,991,404) funds was transferred to an Entrusted Bank Account under Mr. Zhengyu Wang, the Chairman and previous CEO of the Company, for general business-related purpose. Both the fund balance of $9,852,517 (or RMB65,991,404) and the related banking interest of $137,816 (or RMB923,079) were transferred back to the Company by April 6, 2022 and the funds was under full custody and control by the Company’s treasurer during the above period.

Due to related parties

The balances due to related parties were as follows:

	June 30,	December 31,
	2022	2021
Mr. Hengwei Chen and his affiliates *	$—	$902,141
Forasen Group and its affiliates, controlled by Mr. Zhengyu Wang, Chairman and previous CEO of the Company until December 6, 2019	794,232	806,556
Mr. Wangfeng Yan, the CEO of the Company since December 7, 2019 and his affiliates	177,687	138,724
Total	$971,919	$1,847,421

*Mr. Hengwei Chen was the former general manager of Shangchi Automobile (formerly known as Suzhou E-Motors). The Company acquired 70% equity interest in Shangchi Automobile and issued 2,500,000 restricted shares of Tantech’s common stock the Henglong Chen in connection with the acquisition of Shangchi Automobile. As of December 31, 2021, the amount due to Mr. Hengwei Chen and his affiliates were $902,141. Mr. Hengwei is no longer considered as a related party and the amount due to Mr. Mr. Hengwei is recorded in the accured liabilities as of June 30, 2022 (See Note 13).

As of June 30, 2022 and December 31, 2021, the Company borrowed $794,232 and $806,556 from Forasen Group and its affiliates, controlled by Mr. Zhengyu Wang, Chairman and previous CEO of the Company, for working capital purpose.

Mr. Wangfeng Yan, the CEO of the Company, and his affiliates, also made advances to the Company. The balance due to Mr. Wangfeng Yan and his affiliates was $177,687 and $138,724 as of June 30, 2022 and December 31, 2021, respectively. All balances of due to the related parties were unsecured, interest-free and due upon demand.

The Company’s major shareholder Mr. Zhengyu Wang, his wife Ms. Yefang Zhang and his relative Ms. Aihong Wang, as well as related party entities controlled by Mr. Wang, and LJC the company controlled by the CEO, Mr. Wangfeng Yan provided guarantees to the Company’s bank loans (See Note 11).

Lease arrangement with related party

On July 6, 2020, Tantech Bamboo signed a lease agreement with Zhejiang Forasen Food Co., Ltd. (“Forasen Food”) to lease part of its production facilities of approximately 1,914 square meters to Forasen Food for ten years with monthly rent of approximately $5,900 (RMB38,280). Forasen Food is controlled by Ms. Yefang Zhang who is the director of the Company. For the six months ended June 30, 2021, the Company recorded rent income of $67,166 from Forasen Food. This lease agreement was terminated on July 13, 2021.

On July 13, 2021, Tantech Bamboo signed a lease agreement with Zhejiang Nongmi Food Co., Ltd. (“Nongmi Food”) to lease part of its production facilities of approximately 1,180 square meters to Nongmi Food for ten years with monthly rent of approximately $2,400 (RMB15,338). Nongmi Food is controlled by Ms. Yefang Zhang who is the director of the Company. For the six months ended June 30, 2022, the Company recorded rent income of $ 19,541 from Nongmi Food.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 12 – Related Party Balances and Transactions (continued)

On July 13, 2021, Tantech Bamboo signed a lease agreement with Zhejiang Nongmi Biotechnology Co., Ltd. (“Nongmi Biotechnology”) to lease part of its production facilities of approximately 1,914 square meters to Nongmi Biotechnology for ten years with monthly rent of approximately $5,900 (RMB38,280). Nongmi Biotechnology is controlled by Ms. Yefang Zhang who is the director of the Company. For the six months ended June 30, 2022, the Company recorded rent income of $50,100 from Nongmi Biotechnology.

Note 13 – Commitments and Contingencies

Guaranty provided for related party

In July 2020, Tantech Bamboo provided a guarantee with Bank of China Lishui Branch for Forasen Food for maximum amount of approximately $1.5 million (RMB10 million) by pledging certain land and building as the collateral for the loan and notes. The guarantee will expire on July 8, 2023. Forasen Food is controlled by Ms. Yefang Zhang who is the Company’s director.

Operating leases

Shangchi Automobile leased certain factory facilities under operating leases through August 9, 2022. The annual rent under operating lease agreement was approximately $154,000 (RMB 1 million). On August 10, 2022, Shangchi Automobile renewed the operating lease agreement with the landlord to January 31, 2023, with annual rent of approximately $74,000 (RMB 476,712).

On November 20, 2020, Shenzhen Yimao signed a new operating lease agreement for office space for one year from November 23, 2020 to November 22, 2021 with annual rent of approximately $6,800 (RMB 44,352). On January 17, 2022, the lease agreement was renewed for another year until January 16, 2023.

Tantech Charcoal leased factory facilities and office space from Tantech Energy under operating leases for ten years from January 1, 2022 to December 31, 2031 with annual rent of approximately $191,000 (RMB1,238,784).

On April 18, 2022, Tanatech signed a new operating lease agreement for office space for one year from April 18, 2022 to April 30, 2023, with annual rent of $76,680.

The rental expense for the six months ended June 30, 2022 and 2021 were $242,249 and $175,579, respectively.

Contingencies

On March 23, 2021, Mr. Hengwei Chen filed a lawsuit against Shangchi Automobile and the Company for a debt dispute of approximately $1.8 million (RMB 11.35 million). Mr. Chen was the former general manager of Shangchi Automobile before the Company acquired Shangchi Automobile in 2017. On December 15, 2021, the Court ordered Shangchi Automobile to pay Mr. Hengwei Chen approximately $1.4 million (RMB 8.95 million). The Company filed an appeal on January 4, 2022, but the Court made the final judgement to maintain the original ruling on June 29, 2022. The Company recorded the disputed amount and further accrued interest of $0.5 million ( RMB3.5 million) in the accrued liabilities based on the best estimate of the management as of June 30, 2022. On September 7, 2022, the Court issued an order to freeze the disputed amount of total $1.3 million (RMB 8.7 million) in the Company’s certain bank accounts to enforce the execution. As of the date of this filing, the Company has paid $24,465 (RMB163,862).

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 14 – Stockholders’ Equity

Share Consolidation

On February 24, 2022, the Company’s Board approved a share consolidation of the Company’s common shares at the ratio of one-for-ten reverse split with the effective date of February 25, 2022. The objective of the share consolidation is to enable the company to regain compliance with NASDAQ Marketplace Rule 5550(a)(2) and maintain its listing on Nasdaq.

As a result of the share consolidation, each 10 common shares outstanding automatically combines and converts to one issued and outstanding common share without any action on the part of the shareholder. The share consolidation reduces the number of common shares issued and outstanding from 63,994,606 to 6,399,460. The authorized number of common shares will be reduced by the same one-for-ten ratio from 600 million to 60 million.

On October 28, 2022, the Company’s Board approved a share consolidation of the Company’s common shares at the ratio of one-for-twenty-four reverse split with the effective date of November 9, 2022. The objective of the share consolidation is to enable the company to regain compliance with NASDAQ Marketplace Rule 5550(a)(2) and maintain its listing on Nasdaq.

As a result of the share consolidation, each 24 common shares outstanding automatically combines and converts to one issued and outstanding common share without any action on the part of the shareholder. The share consolidation reduces the number of common shares issued and outstanding from 29,278,601 to 1,219,937. The authorized number of common shares will be reduced by the same one-for-twenty-four ratio from 60 million to 2.5 million. (See Note 20).

All share information included in the consolidated financial statements and notes thereto have been retroactively adjusted for the one-for-ten reverse split and one-for-twenty-four reverse split occurred on the first day of the first period presented.

Issuance of common shares

On March 23, 2020, the Company issued 35,592 (split-adjusted 148) common shares to an individual for consulting services provided for the period from September 2019 to February 2020, which were valued at $33,812 based on the quoted market price at issuance.

On November 24, 2020, the Company completed an offering of 6,060,608 (split-adjusted 25,253) common shares at an offering price of $1.65 (split-adjusted $396.0) per share. The gross proceeds were approximately $10 million before deducting placement agent’s commission and other offering expenses, resulting in net proceeds of approximately $9.1 million.

On May 18, 2021, the Company issued 1,600,000 (split-adjusted 6,667) common shares to its employees under the Company’s 2014 Share Incentive Plan, which were valued at $1.84 million based on the quoted market price at issuance.

On June 7, 2021, the Company completed an offering of 5,380,000 (split-adjusted 22,417) common shares at an offering price of $1.30 (split-adjusted $312.0) per share for total net proceeds of $6,939,000 after deducting legal costs related to the offering.

On July 15, 2021, the Company increased its authorized shares from 50,000,000 (split-adjusted 208,333) to 600,000,000 (split-adjusted 2,500,000) shares.

On December 6, 2021, the Company completed an offering of 21,120,509 (split-adjusted 88,002) common shares at an offering price of $0.65 (split-adjusted $156.0) per share for total net proceeds of $12,423,706 after deducting legal costs related to the offering.

On March 14, 2022, the Company paid cash to certain minor shareholders and cancelled 859 (split-adjusted 36) shares due to reverse split reconciliation.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 14 – Stockholders’ Equity (continued)

On March 18, 2022, the Company completed an offering of 20,000,000 (split-adjusted 833,333) common shares at an offering price of $0.50 (split-adjusted $12.0) per share for total net proceeds of $8,825,000 after deducting legal costs related to the offering. In addition, the Company granted the underwriters a 45-day option to purchase an additional 15% of common shares at the public offering price to cover over-allotments, if any. On March 22, 2022, the underwriter of the Offering exercised its Over-allotment Option to purchase an additional 2,880,000 (split-adjusted 120,000) common shares at a price of $0.50 (split-adjusted $12.0) per common share, for total net proceeds of $1,295,400 after deducing legal costs related to the offering.

September 2017 Offering Warrants

In connection with the offering closed in September 2017, the Company registered and issued warrants to purchase an aggregate of 1,078,045 (split-adjusted 4,492) common shares, consisting of 945,654 (split-adjusted 3,940) common shares exercisable underlying investor warrants and 132,391 (split-adjusted 552) common shares exercisable underlying placement agent warrants. All warrants carry a term of 5 years. The initial exercise price of the investor warrants and the placement agent warrants was $4.25 (split-adjusted $1,020.0) per share and $4.675 (split-adjusted $1,122.0) per share, respectively. The investor warrants can be exercisable immediately as of the date of issuance. The placement agent warrants are not exercisable for a period of 180 days after the effective date of the offering. A holder of the warrants also will have the right to exercise its warrants on a cashless basis if the registration statement or prospectus contained therein is not available for the issuance of the common shares issuable upon exercise thereof. The exercisability of the warrants may be limited if, upon exercise, the holder or any of its affiliates would beneficially own more than 4.99% of the Company’s common shares.

During the year ended December 31, 2020, 944,655 (split-adjusted 3,936)common shares were issued upon excise of investor warrants at $0.001 (split-adjusted $0.24) per share. The exercise price of such warrants was reduced from $4.25 (split-adjusted $1,020.0) per share to $0.001 (split-adjusted $0.24) per share by virtue of the Company’s entry into a securities purchase agreement on November 20, 2020.

November 2020 Offering Warrants

In connection with and upon closing of the offering on November 24, 2020, the Company issued registered warrants to purchase up to 2,754,820 (split-adjusted 11,477) common shares and unregistered warrants to purchase up to 3,305,788 (split-adjusted 13,773) common shares. Such registered and unregistered warrants are immediately exercisable, expire five years from the date of issuance and have an exercise price of $0.5 (split-adjusted $12.0) per share. The exercise price of such warrants was reduced from $1.81 (split-adjusted $434.4) per share to $0.5 (split-adjusted $12.0) per share by virtue of the Company’s entry into a securities purchase agreement on March 18, 2022. The placement agent also received unregistered warrants in connection with this offering exercisable for up to 363,637 (split-adjusted 1,515) common shares at $1.815 (split-adjusted $435.6) per share, exercisable between May 24, 2021 to November 24, 2023.

Management determined that these warrants meet the requirements for equity classification under ASC 815-40 because they are indexed to its own stock. The warrants were recorded at their fair value on the date of issuance as a component of shareholders’ equity. As of June 30, 2022, the total number of common shares underlying registered and unregistered warrants outstanding was 6,558,175 (split-adjusted 27,322). These warrants have weighted average of remaining life of 3.23 years and weighted average exercise price of $57.95 (split-adjusted).

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 15 – Noncontrolling Interests

A reconciliation of non-controlling interest as of June 30, 2022 and December 31, 2021 is as follows:

	June 30,	December 31,
	2022	2021
Beginning Balance	$(1,724,627)	$638,846
Proportionate shares of net loss	(227,218)	(2,334,853)
Foreign currency translation adjustment	7,362	(28,620)
Total	$(1,944,483)	$(1,724,627)

As of June 30, 2022 and December 31, 2021, the noncontrolling interests balances represented the noncontrolling shareholder’s 30% equity interests in Shangchi Automobile (formerly known as Suzhou E-Motors) and its subsidiary Shenzhen Yimao.

Note 16 – Long Term Investments

On January 10, 2018, the Company invested approximately $17.9 million (or RMB 120 million) to acquire 18% equity interest in Libo Haokun Stone Co., Ltd. (“Libo Haokun”). Libo Haokun holds a government-issued permit and has the exclusive right to mine a 0.11-square-kilometer marble quarry in the central area of Guizhou province, China. Libo Haokun obtained the permit to mine the quarry from the local government in September 2016. The permit was renewed in July 2020 and is further renewable by July 2023.

On November 29, 2019, the Company entered into an investment agreement (the “Investment Agreement”) with Jingning Zhonggang Mining Co., Ltd. (“Jingning Zhonggang”) through Lishui Tantech to acquire 18% of the equity interest of Fuquan Chengwang Mining Co., Ltd. (“Fuquan Chengwang”), a wholly-owned subsidiary of Jingning Zhonggang, at a price of $6.9 million (RMB46.32 million). The consideration equals 18% of RMB257.35 million, the value of the mining right under a permit being renewed by Fuquan Chengwang according to an evaluation report. Fuquan Chengwang is a basalt mining company.

Pursuant to the Investment Agreement, Tantech is obligated to pay the consideration within 30 days after Fuquan Chengwang completes the recording process with the local industrial and commerce administration for transfer of the share ownership. Pursuant to the Investment Agreement, after the transfer of the 18% share ownership, if the value of Fuquan Chengwang is lower than RMB257.35 million according to the financial statements audited by an accounting firm approved by the Tantech, Jingning Zhonggang will be obligated to refund to Tantech the overpaid amount. The payment could be in the form of cash, shares, or other assets with the same value, as selected by Tantech.

After a series of transactions and reorganization, as of December 31, 2019, the Company and Jingning Zhonggang owns 18% and 82% of Libo Haokun, respectively, through Jingning Meizhongkuang Industry Co., Ltd. (“Jingning Meizhongkuang”). Jingning Meizhongkuang owns 100% of Fuquan Chengwang. The Agreements would enable Tantech to indirectly hold a 18% stake in Fuquan Chengwang through holding 18% of the equity interest of Jingning Meizhongkuang.

On April 3, 2020, Lishui Ansheng Energy Technology Co., a third party, signed an investment agreement with Jingning Meizhongkuang to invest in Fuquan Chengwang by paying $6.9 million (RMB 46.5 million) to exchange 18% of the interest of Fuquan Chengwang. After the transaction, the Company’s indirect interest in Fuquan Chengwang was diluted from 18% to 14.76% through holding 18% of the equity interest of Jingning Meizhongkuang.

Fuquan Chengwang received the renewed mining permit in March 2021, and expiration date is March 2024. The mining permit provides it the right to mine a 0.2607-square-kilometer basalt quarry in Fuquan City, Guizhou Province, China.

Due to the fact that the Company did not have significant influence over the equity investees, the investments were accounted for using the cost method. For the six months ended June 30, 2022 and 2021, the Company did not recognize any impairment losses for the long-term investments.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 17 – Segment Information

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Due to business strategic changes, the Company merged consumer products segment and trading segment, and we start to provided commercial factoring business during six months ended June 30, 2022As a result, the Company has determined that it has three operating segments as defined by ASC 280, “Segment Reporting”: consumer products, electric vehicles (“EV”) and commercial factoring. Consumer products segment manufactures, sell and trade Charcoal Doctor branded products and BBQ charcoal in China. The EV segment manufactures and sell electric vehicles. Commercial factoring segment provided factoring business. Management, including the chief operating decision maker, reviews operation results of consumer products, electric vehicles and commercial factoring separately.

Adjustments and eliminations of inter-company transactions were not included in determining segment (loss) profit, as they are not used by the chief operating decision maker. The following table presents summary information by segment for the six months ended June 30, 2022 and 2021, respectively.

	Consumer Products		EV		Commercial Factoring		Total
	Six months	Six months	Six months	Six months	Six months	Six months	Six months	Six months
	ended	ended	ended	ended	ended	ended	ended	ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Revenue from external customers	$26,290,353	$20,447,438	$679,064	$185,750	$56,311	$—	$27,025,728	$20,633,188
Revenue from inter segment	(722,763)	(375,539)	—	—	—	—	(722,763)	(375,539)
Cost of revenue	21,221,909	16,546,125	665,540	114,262	4,063	—	21,891,512	16,660,387
Gross profit	5,068,444	3,901,313	13,524	71,488	52,248	—	5,134,216	3,972,801
Interest Expenses	106,978	137,594	—	—	—	—	106,978	137,594
Depreciation & amortization	125,705	140,507	79,014	329,842	—	—	204,719	470,349
Capital expenditure	13,951	—	7,928	5,086	—	—	21,879	5,086
Segment assets	87,936,955	108,333,237	4,680,964	12,152,496	43,609,852	—	136,227,771	120,485,733
Segment profit	$2,754,183	$199,180	$(916,312)	$(6,951,392)	34,373	—	$1,872,244	$(6,752,212)

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 17 – Segment Information (continued)

All of the Company’s long-lived assets are located in the PRC. Geographic information about the revenues, which are classified based on customers, is set out as follows:

	For the six months ended June 30,
	2022	2021
Revenue from China	$27,025,728	$20,633,188
Revenue directly from foreign countries	—	—
Total Revenue	$27,025,728	$20,633,188

Note 18 – Major Customers and Suppliers

The Company had certain customers whose revenue individually represented 10% or more of the Company’s total revenue, or whose accounts receivable balances individually represented 10% or more of the Company’s total accounts receivable, as follows:

For the six months ended June 30, 2022, four major customers accounted for approximately 21%, 20%, 17%, and 10% of the Company’s total sales, respectively. For the six months ended June 30, 2021, four major customers accounted for approximately 27%, 22%, 21%, and 12% of the Company’s total sales, respectively.

As of June 30, 2022, three customers accounted for approximately 26%, 25% and 23% of the Company’s accounts receivable balance, respectively. As of December 31, 2021, four customers accounted for approximately 29%, 26%, 25% and 12% of the Company’s accounts receivable balance, respectively.

The Company also had certain major suppliers whose purchases individually represented 10% or more of the Company’s total purchases. For the six months ended June 30, 2022, four major suppliers accounted for approximately 27%, 18%, 14% and 12% of the Company’s total purchases, respectively. For the six months ended June 30, 2021, three major suppliers accounted for approximately 52%, 21% and 10% of the Company’s total purchases, respectively.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 19 – Subsequent Events

Share Consolidation

On October 28, 2022, the Company’s Board approved a share consolidation of the Company’s common shares at the ratio of one-for-twenty-four reverse split with the effective date of November 09, 2022. The objective of the share consolidation is to enable the company to regain compliance with NASDAQ Marketplace Rule 5550(a)(2) and maintain its listing on Nasdaq.

As a result of the share consolidation, each 24 common shares outstanding automatically combines and converts to one issued and outstanding common share without any action on the part of the shareholder. The share consolidation reduces the number of common shares issued and outstanding from 29,278,601 to 1,219,937. The authorized number of common shares will be reduced by the same one-for-twenty-four ratio from 60 million to 2.5 million.

NASDAQ Notice

On April 28, 2022 and May 18, 2022, the Company received notification letters (the “Notice”) from NASDAQ advising the Company that for 30 consecutive business days preceding the date of the Notice, the bid price of the Company’s common shares had closed below the $1.00 per share minimum required for continued listing on The NASDAQ Capital Market pursuant to the Minimum Bid Price Rule. The Company was provided until November 14, 2022 to regain compliance with the Minimum Bid Price Rule.

On October 28, 2022, The Nasdaq Stock Market LLC (“NASDAQ”) granted Tantech Holdings Ltd (the “Company”) an additional 180 calendar days, or until April 24, 2023, to regain compliance with the $1.00 per share minimum required for continued listing on The NASDAQ Capital Market pursuant to NASDAQ Marketplace Rule 5550(a)(2) (the “Minimum Bid Price Rule”).

Incorporation of New Entity

On July 12, 2022, the Company formed a wholly-owned subsidiary EPakia Canada Inc. (“EPakia Canada”) in Canada. EPakia Canada will be engaged in developing the biodegradable packaging trading business in Canada and other international markets.

Bank Loan

On September 30, 2022, Tantech Bamboo entered into a short-term loan agreement with SPD (Luishui Branch) to borrow $1,493,000 (RMB10.0 million) for one year with fixed annual interest rate 3.90%. The purpose of the loan was to fund working capital needs. The loan was guaranteed by three related parties, Zhengyu Wang and his wife, Yefang Zhang and Forasen Group Co., Ltd., a company owned by Zhengyu Wang and Yefang Zhang., and one unrelated third party, Lishui Zhongyun Mitai Industrial Co., Ltd., The loan was also collateralized by building and land use right of Tantech Energy with maximum guaranteed amount up to approximately $4.4 million (RMB29,250,000).